United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Crinetics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22663K107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]Rule 13d-1(b)

[    ]Rule 13d-1(c)

[ X ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22663K107	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons R. Scott Struthers
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,978,334
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,978,334
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,978,334
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.2%
12	Type of Reporting Person IN

CUSIP No. 22663K107	Schedule 13G	Page 2 of 5

ITEM 1.	(a)Name of Issuer:

Crinetics Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

10222 Barnes Canyon Road, Bldg. #2, San Diego, California 92121

ITEM 2.	(a)Name of Person Filing:

This statement is filed on behalf of R. Scott Struthers (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Crinetics Pharmaceuticals, Inc., 10222 Barnes Canyon Road, Bldg. #2, San Diego, California 92121.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

22663K107

Not applicable.

CUSIP No. 22663K107	Schedule 13G	Page 3 of 5

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 47,499,886 shares of Common Stock outstanding as of October 31, 2021 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

(a) Amount beneficially owned:

The Reporting Person is the beneficial owner of 1,978,334 shares of Common Stock, which consists of (i) 4,000 shares of Common Stock held by the Reporting Person, (ii) 1,000 shares of Common Stock held by the Reporting Person’s spouse, (iii) 1,160,805 shares of Common Stock held by various family trusts of which the Reporting Person is the trustee or investment advisor and (iv) 812,529 shares of Common Stock subject to the exercise of stock options that are exercisable or will become exercisable within 60 days of December 31, 2021.

(b) Percent of class: 4.2%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,978,334
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,978,334
(iv)	Shared power to dispose or to direct the disposition of: 0
ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 22663K107	Schedule 13G	Page 4 of 5

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 22663K107	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 10, 2022

R. SCOTT STRUTHERS

/s/ R. Scott Struthers